SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

VIZIO HOLDING CORP.

Name of Issuer

Class A Common Stock, $0.0001 par value

Title of Class of Securities

            92858V 10 1

CUSIP Number

July 21, 2023

Date of Event That Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92858V 10 1	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON: V-TW Holdings, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 61-1863576
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,801,847
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,801,847
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,801,847
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.89%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 92858V 10 1	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON: Avalon Capital Group II, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 81-4598761
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,801,847
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,801,847
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,801,847
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.89%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 92858V 10 1	13G	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON: Theodore W. Waitt I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,801,847
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,801,847
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,801,847
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.89%
12	TYPE OF REPORTING PERSON IN

Page       5         of     7      Pages

Item 1.	Issuer Information.

(a)	Name of Issuer

VIZIO Holding Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

39 Tesla

Irvine, CA 92618

Item 2.	Filing Person Information.

(a)	Name of Person Filing.

This statement is filed by V-TW Holdings, LLC, a Delaware limited liability company (“V-TW Holdings”), Avalon Capital Group II, LLC, a Delaware limited liability company (“Avalon II”) and Theodore W. Waitt. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Avalon II is the sole manager of V-TW Holdings. Mr. Waitt is the controlling person of Avalon II. By virtue of these relationships, Avalon II may be deemed to beneficially own the shares of the Issuer owned by V-TW Holdings and Mr. Wait may be deemed to beneficially own the shares of the Issuer owned by each of Avalon II and V-TW Holdings.

(b)	Address of Principal Business Office or, if none, Residence.

See (c) below

(c)	Citizenship.

V-TW Holdings, LLC

801 River Drive

North Sioux City, SD 57049

Delaware limited liability company

Avalon Capital Group II, LLC

801 River Drive

North Sioux City, SD 57049

Delaware limited liability company

Theodore W. Waitt

801 River Drive

North Sioux City, SD 57049

United States citizen

(d)	Title of Class of Securities. Class A Common Stock

(e)	CUSIP Number. 92858V 10 1

Page       6         of     7      Pages

Item 3.	Statement Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c).

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: As of July 21, 2023, V-TW Holdings held 5,801,847 shares of the Issuer’s Class A Common Stock. By virtue of the relationships described above, each of the Reporting Persons may be deemed to be the beneficial owner of the 5,801,847 shares held by V-TW Holdings.

(b)	Percent of Class: 4.89% based on 118,658,330 shares of the Issuer’s Class A Common Stock outstanding as of May 5, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023.

(c)	The Reporting Persons have the power to vote or dispose of the Issuers’ shares as follows:

(i)	Sole power to vote or to direct the vote: 5,801,847 shares

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 5,801,847 shares

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

Item 5.	Ownership of Five Percent or less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Page       7         of     7      Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2023	V-TW HOLDINGS, LLC

	By:	AVALON CAPITAL GROUP II, LLC,
Its Manager

	By:	/s/ David Stoos
	Name:	David Stoos
	Its:	Secretary

AVALON CAPITAL GROUP II, LLC

	By:	/s/ David Stoos
	Name:	David Stoos
	Its:	Secretary

/s Theodore W. Waitt
Theodore W. Waitt